SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURUSANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-6402-1

THE SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)
SERVICE CORPORATION INTERNATIONAL
(Name of issuer of the securities held pursuant to the plan)
1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

THE SCI 401(k) RETIREMENT SAVINGS PLAN
INDEX

Financial Statements

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2005 and December 31, 2004	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	5

Notes to Financial Statements	6 –10

Supplemental Schedule

Schedule of Assets (Held at End of Year)	11

Other Information

Signature	12

Consent of Independent Registered Public Accounting Firm	13
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Administrative Committee
The SCI 401(k) Retirement Savings Plan
Houston, Texas
We have audited the accompanying Statements of Net Assets Available for Benefits of The SCI 401(k) Retirement Savings Plan as of December 31, 2005 and 2004 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The SCI 401(k) Retirement Savings Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with generally accepted accounting principles in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ HARPER & PEARSON COMPANY, P.C.
Houston, Texas
June 27, 2006

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2005	2004
Investments:
Pooled separate accounts	$121,580,627	$92,845,970
SCI common stock	58,938,086	62,830,273
Interest bearing cash	2,269,416	1,854,788
Self-directed account	153,359	—
Participant loans	8,295,972	6,619,157

Total investments	191,237,460	164,150,188

Receivables:
Employer contribution receivable	513,844	504,004
Employee contribution receivable	667,434	637,805

Total receivables	1,181,278	1,141,809

Net assets available for benefits	$192,418,738	$165,291,997

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2005
Additions to net assets attributed to:
Contributions:
Employer	$16,459,173
Participants	22,605,145
Rollovers from other qualified plans	618,735

Total contributions	39,683,053

Investment income:
Interest income	1,041,004
Net appreciation in the fair value of pooled separate accounts	6,206,014
Net appreciation in the fair value of SCI common stock	5,270,011
Realized gain on sale of SCI common stock	179,242

Total investment income	12,696,271

Total additions	52,379,324

Deductions from net assets attributed to:
Distributions to participants	24,822,267
Administrative expenses	430,316

Total deductions	25,252,583

Net increase	27,126,741

Net assets available for benefits:
Beginning of period	165,291,997

End of period	$192,418,738

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Plan Description
General
The following description of The SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.
The Plan, established July 1, 2000, is a defined contribution plan for the exclusive benefit of Service Corporation International’s (SCI or the Company) United States non-union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s assets are held by Massachusetts Mutual Life Insurance Company and participant accounts are maintained by MassMutual Retirement Services (MassMutual). Investors Bank & Trust Company serves as the trustee for the SCI Common Stock Fund. Service Corporation International serves as Plan Administrator.
Contributions
Eligible employees can participate in the Plan after completing three months of service and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility requirements, to contribute 3% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Each individual’s participant contributions were limited to $14,000 in 2005. An additional catch-up contribution of $4,000 was allowed for employees aged 50 and over.
The Company contributes a matching amount up to 6% of the participant’s pretax annual compensation. The percentage of the match is based on years of service with the Company and ranges from 75% to 135% of the employee’s eligible contribution. Additional amounts may be contributed at the Company’s discretion. There were no discretionary Company contributions for the year ended December 31, 2005.
Effective January 1, 2005, the Company began to contribute cash to fund the Company’s matching contribution to the Plan and discontinued funding through the issuance of Company common stock or treasury stock.
Participant Accounts
Participant account balances are valued based upon the number of units of each investment fund owned by the participants. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and plan earnings or losses. Forfeited balances of terminated participants’ non-vested accounts are used to reduce administrative expenses and future Company contributions. Forfeited balances were $1,084,391 during the period ended December 31, 2005.

Vesting
Participants are fully vested in their deferred salary and rollover contributions. Participants are not vested in Company contributions until they complete three years of vesting service with the Company thus becoming 100% vested.
Participant Loans
Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, unless the loan is used to purchase a primary residence. The loans are secured by the balance in the participant’s account and bear interest fixed at 1% above the prime rate at the date of inception. A participant may have no more than two loans outstanding at any one time.
Participant Distributions
The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may make withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant’s account. A participant whose account balance exceeds $5,000 may elect a deferred distribution until age 70 1/2.
Plan Termination
The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.
2. Summary of Accounting Policies
Principles of Reporting
The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid. During 2004, the Plan was amended to change the year end from December 30 to December 31.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements. As a result, actual results could differ from those estimates.
Investments
Investments are stated at fair value, which is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.
In 2005, a self-directed investment account was established for each participant who directed an investment outside of the investment options designated by the Plan Administrator. The self-directed account shall not share in trust fund earnings but will be charged or credited as appropriate with net earnings, gains, losses, and expenses, as well as any appreciation (depreciation) in market value attributable to such account during each plan year.
The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.
Net appreciation (depreciation) in the fair value of the pooled separate accounts consists of net realized and unrealized appreciation (depreciation). Each investment fund’s appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.
Risks and Uncertainties
The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Administrative Expense
Administrative expenses represent record keeping fees paid to MassMutual. Legal and audit fees are paid by SCI.

3. Investments
Investments that comprised 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,	December 31,
	2005	2004
JCC Balanced Fund (Janus)	$—	$8,212,174
MassMutual Small Cap Growth Fund	14,909,515	12,027,256
MassMutual Core Bond Fund	—	10,768,475
MassMutual Government Money Market	—	20,655,659
MassMutual Large Cap Value Fund	16,692,861	13,339,916
MassMutual Large Cap Growth Fund	—	8,963,656
MassMutual Small Company Value Fund	9,852,509	11,319,996
MassMutual Overseas Fund	11,824,213	—
MassMutual Premier Cap Appreciation Fund	9,575,532	—
MassMutual Stable Income Fund	34,673,188	—
MassMutual Total Return Fund	10,927,892	—
SCI Common Stock(1)	58,938,086	62,830,273

(1)	December 31, 2004 balance included both participant and non-participant directed common stock.
4. Income Taxes
A determination letter was received June 30, 2004 from the Internal Revenue Service which declared that the Plan qualifies under Section 401(a) of the Internal Revenue Code as being exempt from income taxes. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was qualified and was tax exempt as of the financial statement date.
5. Party-in-Interest
The Plan invests in various funds offered by Massachusetts Mutual Life Insurance Company. These investments are considered party-in-interest transactions because Mass Mutual serves as asset custodian for the Plan. The Plan Administrator has approved of these investment options.

6. Plan Amendments
Effective January 1, 2005, Participants contributing the maximum 50% of compensation as elective deferrals may elect to make catch-up contributions simultaneously with such elective deferrals, provided that the combined catch-up and elective deferrals do not exceed 90% of compensation in any payroll period.
Effective March 28, 2005, mandatory distributions greater than $1,000 will be paid in a direct rollover to an individual retirement plan designated by the Plan Administrator if the Participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly in accordance with Section 6.4(a) or Section 6.6(f) of the Plan.
Effective April 1, 2005, the Plan was amended to allow employees the choice to allocate the Company’s matching contributions to a variety of investment options.

THE SCI 401(K) RETIREMENT SAVINGS PLAN
Schedule of Assets (Held at End of Year)
December 31, 2005
EIN: 74-1488375 PIN: 002

		Description of Investment Including Maturity
	Identity of Issuer, Borrower,	Date, Rate of Interest, Collateral, Par or
	Lessor or Similar Party	Maturity Value	Cost	Current Value
*	Massachusetts Mutual Life Insurance Co	MassMutual Small Cap Growth Fund	**	$14,909,515
*	Massachusetts Mutual Life Insurance Co	MassMutual Large Cap Value Fund	**	16,692,861
*	Massachusetts Mutual Life Insurance Co	MassMutual Small Company Value Fund	**	9,852,509
*	Massachusetts Mutual Life Insurance Co	MassMutual Overseas Fund	**	11,824,213
*	Massachusetts Mutual Life Insurance Co	MassMutual Premier Cap Appreciation Fund	**	9,575,532
*	Massachusetts Mutual Life Insurance Co	MassMutual Stable Income Fund	**	34,673,188
*	Massachusetts Mutual Life Insurance Co	MassMutual Total Return Fund	**	10,927,892
*	Massachusetts Mutual Life Insurance Co	MassMutual Destination Retirement 2010	**	3,613,059
*	Massachusetts Mutual Life Insurance Co	MassMutual Destination Retirement 2020	**	3,099,965
*	Massachusetts Mutual Life Insurance Co	MassMutual Destination Retirement 2030	**	1,479,778
*	Massachusetts Mutual Life Insurance Co	MassMutual Destination Retirement 2040	**	486,285
*	Massachusetts Mutual Life Insurance Co	MassMutual Destination Retirement Income	**	2,945,007
*	Massachusetts Mutual Life Insurance Co	MassMutual Indexed Equity Fund	**	1,031,067
*	Massachusetts Mutual Life Insurance Co	MassMutual Government Money Market	**	469,756
	State Street	Self-Directed Account	**	153,359
*	Service Corporation International	SCI Common Stock	**	58,938,086
*	Investors Bank & Trust Company	Interest Bearing Cash	**	2,269,416
*	Participant Loans	Loans with interest rates of 5.00% to 8.75%	$-	8,295,972

				$191,237,460

* Party-in-interest as defined by ERISA.
** Cost omitted for participant directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The SCI 401(k) Retirement Savings Plan

Date: June 29, 2006	By:	SCI Funeral and Cemetery Purchasing Cooperative, Inc.
	By:	/s/ Eric P. Bartee

Eric P. Bartee Vice President of SCI Funeral and Cemetery Purchasing Cooperative, Inc.

Exhibit Index

Exhibit
23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM